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9/11

SECURITIES AND EXCHANGE COMMISSION

06050367

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED SEP 2006 WASHINGTON DC

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alamo Capital

OFFICIAL USE ONLY
26193
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 375

(No. and Street)

Walnut Creek, CA 94596-5041

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Mullally (925) 472-5700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED SEP 08 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 05 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25th day of August, 2006
at Walnut Creek, California.

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

OATH OR AFFIRMATION

I, Nancy Mullally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alamo Capital, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

BRIAN DANIEL DOOLEY
Commission # 1488270
Notary Public - California
Contra Costa County
My Comm. Expires May 7, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JUNE 30, 2006 AND 2005

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation

Certified Public Accountants

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Alamo Capital
Walnut Creek, California

We have audited the accompanying statements of financial condition of Alamo Capital as of June 30, 2006 and 2005 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2006 and 2005 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 25, 2006

ALAMO CAPITAL

Statements of Financial Condition

June 30, 2006 and 2005

ASSETS

	2006	2005
Cash	$ 1,554	$ 14,573
Accounts receivable		
Cash held by clearing broker - dealer	275,738	284,346
Broker - dealer balances receivable	117,498	103,390
Other accounts receivable	17,844	9,744
Secured demand note receivable	100,000	100,000
Total accounts receivable	511,080	497,480
Firm trading securities (all debt securities), at market value	5,373,801	12,607,669
Firm trading securities, not readily marketable, at estimated value	16,000	-
Deposits and prepaid expenses	10,450	13,138
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $6,029 and $4,689, respectively	674	2,014
	$ 5,913,559	$ 13,134,874

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities		
Accounts payable and accrued expenses	$ 44,548	$ 50,017
Due to clearing broker - dealer for firm trading securities	5,365,441	12,607,669
Securities sold, not yet purchased	24,360	-
Liabilities subordinated to claims of general creditors	279,000	279,000
Notes payable	67,381	62,761
Total liabilities	5,780,730	12,999,447
Stockholders' equity		
Common stock of no par value, authorized 1,000,000 shares, issued 466,667 at June 30, 2006 and 2005	70,000	70,000
Preferred stock, Series A of $100 par cumulative non-voting, issued 1750 shares at June 30, 2006 and 2005	175,000	175,000
Retained earnings (deficit)	(112,171)	(109,573)
Total stockholders' equity	132,829	135,427
Total liabilities and stockholders' equity	$ 5,913,559	$ 13,134,874

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Operations
For the Years Ended June 30, 2006 and 2005

	2006	2005
Revenues		
Trading revenue	$ 855,015	$ 917,874
Commissions	531,873	488,239
Other	688,354	514,039
Total revenues	2,075,242	1,920,152
Expenses		
Human resource expenses		
Compensation	783,087	706,115
Contract labor	146,371	164,504
Payroll taxes	55,049	55,514
Benefits and other	117,593	81,543
	1,102,100	1,007,676
Occupancy expenses		
Rent	137,838	129,916
Telephone	18,648	19,129
Office and other	63,655	41,576
	220,141	190,621
Systems and equipment expenses		
Equipment rental and information systems	175,942	161,953
Depreciation and amortization	1,340	1,340
Other	2,979	13,721
	180,261	177,014
Marketing and sales expenses		
Advertising and promotion	51,217	34,722
Other	21,478	29,647
	72,695	64,369
Other expenses		
Interest	215,395	190,540
Clearing charges	192,178	169,440
Other	77,228	91,986
	484,801	451,966
Total expenses	2,059,998	1,891,646
Income before income taxes	15,244	28,506
Income taxes, net of operating loss carryforwards:		
California income tax	800	800
Total income tax expense	800	800
Net income	$ 14,444	$ 27,706

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2006 and 2005

	Common Stock		Preferred Stock		Retained Earnings	
	# Shares	Amount	# Shares	Amount	(Deficit)	Total
Balances at June 30, 2004	# 466,667	$ 70,000	# 750	$ 75,000	$ (130,154)	$ 14,846
Net income for the year	-	-	-	-	27,706	27,706
Dividends on cumulative non-voting preferred stock	-	-	-	-	(7,125)	(7,125)
Issuance of 1000 shares of preferred stock (June 2005)	-	-	1,000	100,000	-	100,000
Balances at June 30, 2005	-	70,000	1,750	175,000	(109,573)	135,427
Net income for the year	-	-	-	-	14,444	14,444
Dividends on cumulative non-voting preferred stock	-	-	-	-	(17,042)	(17,042)
Balances at June 30, 2006	# 466,667	$ 70,000	# 1750	$ 175,000	$ (112,171)	$ 132,829

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended June 30, 2006 and 2005

Balance at June 30, 2004	$ 279,000
No change during year	-
Balance at June 30, 2005	279,000
No change during year	-
Balance at June 30, 2006	$ 279,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statements of Cash Flows
For the Years Ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 14,444	$ 27,706
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	1,340	1,340
(Increase) decrease in		
Accounts receivable	(13,600)	(112,613)
Firm trading securities	7,217,868	(11,745,541)
Deposits	2,688	(2,688)
Increase (decrease) in		
Accounts payable and accrued expenses	(5,469)	(10,190)
Amount due to clearing broker on trading securities	(7,217,868)	11,721,541
Net cash provided by (used in) operating activities	(597)	(120,445)
Cash flows from financing activities		
Note Payable	4,620	-
Preferred stock issued	-	100,000
Dividends paid on preferred stock	(17,042)	(7,125)
Net cash provided by (used in) financing activities	(12,422)	92,875
Net decrease in cash	(13,019)	(27,570)
Bank balance at beginning of year	14,573	42,143
Cash balance at end of year	$ 1,554	$ 14,573
Supplementary cash flow information		
California income tax paid	$ -	$ 3,488
Interest paid	$ 215,395	$ 190,540

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

The Company

Alamo Capital (the "Company") was incorporated August 28, 1987 and began business as a broker-dealer on June 7, 1990. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions thereon. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided over the lesser of the estimated useful lives of the assets or the related lease term.

Securities transactions

Proprietary securities transactions in regular-way securities are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable with adjustments recorded to a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. All of the securities held at June 30, 2006 and 2005 were valued at market value or estimated fair value.

Income taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The following is a summary of the income taxes for the years ending June 30, 2006 and 2005:

	Year Ended June 30, 2006		Year Ended June 30, 2005	
	State	Federal	State	Federal
Net income before taxes	$ 15,244	$ 15,244	$ 28,506	$ 28,506
Adjustments				
Net Muni interest income	(5,569)	(5,569)	-	-
Non-deductible expenses	986	986	2,117	2,117
Deductible California Franchise tax-PY	-	(800)	-	(3,485)
Allocated to Washington	(805)	-	-	-
Subtotal	9,856	9,861	30,623	27,138
Net operating loss carry forward	(27,018)	(107,650)	(50,741)	(134,788)
Taxable income	(17,162)	(97,789)	(20,118)	(107,650)
Income tax provision:				
Current year minimum /calculation	800	-	800	-
Income tax expense	$ 800	$ -	$ 800	$ -

At June 30, 2006 and 2005, the Company had $97,789 and $107,650, respectively, of net operating losses to carry forward to future periods for Federal income tax purposes.

The state of Washington does not have an income tax, but utilizes an excise tax on gross income. $17,162 is available to offset future California pre-tax income at June 30, 2006.

3. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.41 to 1 at June 30, 2006 and 0.34 to 1 at June 30, 2005. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

3. Net Capital Requirement (continued)

At June 30, 2006, the Company had net capital as defined of $275,212 ($332,438 at June 30, 2005) which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at June 30, 2006 and 2005).

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Office Space and Equipment Rental

The Company leased and occupied new premises as of July 2001. The term of the lease expires June 30, 2008 and requires base monthly rents, which have scheduled rent increases based on square footage and increases in building operating costs. Rent expense in fiscal years ended June 30, 2006 and 2005 was $137,838 and $129,916, respectively. These costs included certain variable costs which are added to the base rent as provided. The following base rents are due under the lease. Differences between committed rent and actual includes fees for parking and similar amounts.

Year Ended June 30:	Base Annual Rents
2007	$121,574
2008	$123,958

The Company also rents equipment on a month to month basis at various amounts from a party related to the principal stockholder. Rents paid to this party were $15,414 and $31,492 in 2006 and 2005, respectively.

6. Liabilities Subordinated to Claims of General Creditors

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2006 and 2005, respectively:

Maturity Date	Interest Rate	2006 and 2005	Due to
April 30, 2010	10.00%	$ 20,000	Stockholder
May 31, 2010	10.00%	35,000	Stockholder
June 30, 2007	10.00%	24,000	Stockholder
March 31, 2008	6.25%	100,000	Unrelated party
January 31, 2009	11.00%	100,000	Stockholder
		$279,000	

Prior written approval by the National Association of Securities Dealers, Inc. is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements. (See Note 3).

7. Investments

Investments are stated at market and are generally traded within a month of purchase. At June 30, 2006 and 2005, securities held totaled $5,373,801and $12,607,669, respectively. These investments were as follows:

	June 30, 2006	June 30, 2005
U.S. Treasury Bills	$ 3,998,640	$ 11,987,640
FNMA Bonds	-	148,641
Municipal Bonds	1,375,161	471,388
	$ 5,373,801	$ 12,607,669

In addition, the company had sold a Municipal Bond, not yet purchased at $24,360 and held a not - readily marketable Municipal Bond stated at $16,000 estimated value.

ALAMO CAPITAL
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2006

Stockholders' equity		$ 132,829	
Liabilities subordinated to claims of general creditors		279,000	
		411,829	
Non-allowable assets and charges against net capital			
Prepaid expenses and deposits		10,450	
Other accounts receivable		17,844	
Equipment, net of depreciation		674	
Haircut on firm trading inventory		91,649	
Firm trading inventory - not readily marketable		16,000	
		136,617	
Net capital, as defined		275,212	(A)
Minimum requirement of net capital ($100,000 or 1/5 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		$ 175,212	
Aggregate indebtedness			
Total liabilities	$ 5,780,730		
Less: subordinated capital	(279,000)		
Due to clearing broker-secured by firm trading securities	(5,365,441)		
Due to clearing agent or securities sold	(24,360)		
		$ 111,929	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.41 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 287,914	$ 114,214	0.40
Offset amount due to against due from clearing broker	-	(13,987)	
Increase in accounts payable	(11,702)	11,702	
Reduction in accounts receivable	(1,000)	-	
Amounts reflected above	$ 275,212	$ 111,929	0.41

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Alamo Capital
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Alamo Capital, for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

August 25, 2006